[Letterhead of Truven Health Analytics Inc.]

June 19, 2013

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street N.E.,

Washington D.C. 20549.

Attention: Mark P. Shuman, Branch Chief – Legal

Re:	Truven Health Analytics Inc.

Registration Statement on Form S-4

Filed April 15, 2013

File No. 333-187931

Dear Mr. Shuman:

This letter responds to the letter, dated May 10, 2013, to Philip Buckingham, Chief Financial Officer and Executive Vice President of Truven Health Analytics Inc. (“Truven”) and Truven Holding Corp. (“Truven Holding”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced registration statement (the “Registration Statement”) on Form S-4 filed with the Commission on April 15, 2013 (the “Form S-4”). Truven is delivering with this letter a copy of Amendment No. 1 to the Form S-4, filed on the date hereof (“Amendment No. 1”), which shows the changes to the initial filing of the Registration Statement that Truven has made in response to the Staff’s comments, as well as changes to reflect the inclusion of Truven Holding’s interim financials for the three month period ended March 31, 2013, and other revisions necessary to make Amendment No. 1 accurate as of the date hereof.

Truven appreciates the Staff’s careful review of the Registration Statement and looks forward to working with the Staff to resolve the Staff’s comments. For your convenience, Truven has reproduced each of the Staff’s comments below and provided its responses below each comment. Terms used in Truven’s responses that are defined in Amendment No. 1 and/or the Indenture, dated as of June 6, 2012 (as amended or supplemented from time to time), pursuant to which Truven’s 10.625% Senior Notes due 2020 were issued (the “Indenture”) have the meanings assigned to such terms in Amendment No. 1 and/or the Indenture, as the case may be.

General

1.	We note that you are registering the 10.625% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Securities and Exchange Commission

June 19, 2013

Response:

In response to the Staff’s comment, Truven will provide the Staff with a supplemental letter stating that Truven is registering the offer of the Exchange Notes in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (April 13, 1988), Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993) SEC No-Action letters, which supplemental letter will include the representations contained in the Morgan Stanley and Shearman & Sterling SEC No-Action letters. Truven intends to submit its request for acceleration in connection with the above-described supplemental letter once the Staff has informed Truven that it has completed its review of the Registration Statement and Amendment No. 1.

2.	We note that your parent guarantor in certain circumstances may be released from its obligation to guarantee the notes. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors generally may not be released from their guarantees. In particular, it appears that the release provision with respect to your parent in Section 10.2(d)(1)(B) of the indenture means that the guarantee may not be “full and unconditional” and therefore does not satisfy the requirements of Rule 3-10. Please provide us with your analysis as to how the guarantee constitutes a “full and unconditional” guarantee.

Response:

In response to the Staff’s comment, Truven, Truven Holding and the Trustee have entered into a Second Supplemental Indenture, dated as of June 5, 2013 (the “Second Supplemental Indenture”), in order to eliminate the ability to release the Parent Guarantee in the circumstance provided in Section 10.2(d)(1)(B), such that Truven Holding’s Guarantee will be “full and unconditional” in accordance with the Staff’s guidance. The Second Supplemental Indenture limits the circumstances in which the Parent Guarantee can be released, by revising the release provision contained in Section 10.2(d)(1)(B) of the Indenture to apply only to Subsidiary Guarantors and not to Truven Holding in its capacity as Guarantor. Section 10.2(d)(1)(B) has been amended by (i) inserting the words “in the case of a Subsidiary Guarantor” at the beginning of the subsection; (ii) replacing the reference to the term “Guarantor” with a reference to the term “Subsidiary Guarantor”, and (iii) replacing the reference to the term “Guarantee” with a reference to the term “Subsidiary Guarantee”, such that the subsection reads as follows:

(B) in the case of a Subsidiary Guarantor, the release or discharge of the guarantee by such Subsidiary Guarantor of the Senior Credit Facility or the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee.

As a result, only the Guarantees of Subsidiary Guarantors may be released upon the circumstances described in Section 10.2(d)(1)(B) of the Indenture.

Securities and Exchange Commission

June 19, 2013

For the Staff’s reference, a copy of the Second Supplemental Indenture is attached as Exhibit A hereto.

We have revised the language in the section of the prospectus included in the Registration Statement entitled “Description of Exchange Notes – Guarantees” beginning on page 132 of Amendment No. 1 to reflect the revisions to Section 10.2(d)(1)(B), such that it reads as follows, with the added language underlined below:

A Guarantee by a Guarantor shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(1) (a) in the case of a Subsidiary Guarantor, any sale, exchange, disposition or transfer (by merger or otherwise) of (x) the Capital Stock of such Subsidiary Guarantor, after which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary, or (y) all or substantially all the assets of such Subsidiary Guarantor, which sale, exchange, disposition or transfer in each case is made in compliance with the applicable provisions of the Indenture;

(b) in the case of a Subsidiary Guarantor, the release or discharge of the guarantee by such Subsidiary Guarantor of the Senior Credit Facility or the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the proper designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the Issuer exercising its legal defeasance option or covenant defeasance option as described under “—Legal defeasance and covenant defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with. Upon request, the Trustee shall execute an instrument evidencing the release of such Guarantor.

We have also made various conforming changes to the disclosure throughout the Registration Statement in order to reflect the execution of the Second Supplemental Indenture, as reflected in Amendment No. 1.

We trust that this letter responds to the issues raised in your comment letter. If you have additional questions or require any additional information, please do not hesitate to contact me at (734) 913-3287 or phil.buckingham@truvenhealth.com, or John Estes of Sullivan & Cromwell LLP at (212) 558-4349 or estesj@sullcrom.com.

Securities and Exchange Commission

June 19, 2013

Respectfully submitted,

Truven Health Analytics Inc.

/s/ Philip Buckingham
Name: Philip Buckingham
Title: Chief Financial Officer and Executive Vice President

cc:	John E. Estes, Esq.
(Sullivan & Cromwell LLP)

Exhibit A

EXECUTION VERSION

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture (this “Supplemental Indenture”) is entered into as of June 5, 2013 by and among Truven Health Analytics Inc. (formerly known as Thomson Reuters (Healthcare) Inc.), a Delaware corporation (the “Issuer”) (as successor in interest to Wolverine Healthcare Analytics, Inc. (“Wolverine”)), as Issuer, Truven Holding Corp. (formerly known as VCPH Holding Corp.), a Delaware corporation and parent of the Issuer (the “Guarantor”), as Guarantor, and The Bank of New York Mellon Trust Company, N.A. (the “Trustee”), as Trustee, under the Indenture referred to below.

W I T N E S S E T H:

WHEREAS, Wolverine, the Guarantor, and the Trustee entered into that certain indenture dated as of June 6, 2012 (as supplemented by the First Supplemental Indenture referred to below, the “Indenture”) and Wolverine issued pursuant to the Indenture an aggregate principal amount of $327.15 million of 10.625% Senior Notes due 2020 (the “Notes”);

WHEREAS, Wolverine, the Issuer, and the Trustee executed that certain Indenture Supplement for Joinder of Thomson Reuters (Healthcare) Inc., dated as of June 6, 2012, (the “First Supplemental Indenture”), whereby the Issuer became a party to the Indenture as successor in interest to Wolverine and assumed all of the rights, obligations and agreements of Wolverine under the Indenture as if originally named as the “Issuer” therein;

WHEREAS, each of the Issuer and the Guarantor have been authorized by or pursuant to a Board Resolution (or equivalent authorization) to enter into this Supplemental Indenture;

WHEREAS, pursuant to Section 9.1(6) of the Indenture, the Issuer, the Guarantor, and the Trustee are authorized to execute and deliver this Supplemental Indenture without the consent of any Holder of the Notes;

WHEREAS, the Trustee has received all the documents described in Sections 7.2(b), 9.6 and 12.4 of the Indenture required to enter into this Supplemental Indenture; and

WHEREAS, all acts, conditions, proceedings and requirements necessary to make this Supplemental Indenture a valid, binding and legal agreement enforceable in accordance with its terms for the purposes expressed herein, in accordance with its terms, have been duly done and performed.

NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Issuer, the Guarantor, and the Trustee hereby mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Capitalized terms used in this Supplemental Indenture and not otherwise defined herein shall have the meanings assigned to such terms in the Indenture.

ARTICLE II

AMENDMENT TO INDENTURE

The Indenture is hereby amended effective as of the date hereof in accordance with this Article III. Except as so amended, the Indenture shall continue in full force and effect.

SECTION 2.1 Section 10.2(d)(1)(B) of the Indenture is hereby amended as of the date hereof to read as follows:

“(B) in the case of a Subsidiary Guarantor, the release or discharge of the guarantee by such Subsidiary Guarantor of the Senior Credit Facility or the guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such guarantee;”.

ARTICLE III

MISCELLANEOUS

SECTION 3.1 Parties. Nothing expressed, mentioned or implied herein is intended or shall be construed to give any Person, firm or corporation, other than the parties hereto, any benefit or any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.2 Effectiveness. This Supplemental Indenture shall become effective as of the date hereof.

SECTION 3.3 Governing Law. This Supplemental Indenture, the Indenture, the Notes and the Guarantees shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4 Separability Clause. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 3.5 Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture and the Notes are in all respects adopted, ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. The Indenture and this Supplemental Indenture shall be read, taken and construed as one and the same instrument. The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture or with respect to the recitals contained herein, all of which recitals are made solely by the other parties hereto.

SECTION 3.6 Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, each of which shall be an original and all of which together shall constitute one and the same agreement.

SECTION 3.7 Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

[Signatures pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

TRUVEN HEALTH ANALYTICS INC.

By:	/s/ Mike Boswood
	Name:	Mike Boswood
	Title:	President and Chief Executive Officer

[Signature Page to the Second Supplemental Indenture]

TRUVEN HOLDING CORP.

By:	/s/ Mike Boswood
	Name:	Mike Boswood
	Title:	President and Chief Executive Officer

[Signature Page to the Second Supplemental Indenture]

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:	/s/ Lawrence M. Kusch
	Name:	Lawrence M. Kusch
	Title:	Vice President

[Signature Page to the Second Supplemental Indenture]